SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated October 31, 2006, containing the Registrant’s results of operations for the three months ended September 30, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: October 31, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated October 31, 2006, containing the Registrant’s results of operations for the three months ended September 30, 2006.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006

•	Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2006. Sales increased to $368.9 million in 3Q06, up 2.1% from 2Q06 and up 19.0% from 3Q05. Gross margins decreased to 8.9% in 3Q06 from 13.6% in 2Q06. Operating loss of $13.4 million in 3Q06. Net loss of $35.1 million in 3Q06, compared to a net income of $2.2 million from 2Q06 and a net loss of $26.1 million in 3Q05.
•	Set out below is a copy of the full text of the press release made by the Company on October 31, 2006 in relation to its results for the three months ended September 30, 2006.
•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on October 31, 2006.

Set out below is a copy of the full text of the press release by the Company on October 31, 2006 in relation to its results for the three months ended September 30, 2006.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Overview:

•	Sales increased to $368.9 million in 3Q06, up 2.1% from 2Q06 and up 19.0% from 3Q05.

•	Gross margins decreased to 8.9% in 3Q06 from 13.6% in 2Q06.

•	Operating loss of $13.4 million in 3Q06.

•	Net loss of $35.1 million in 3Q06, compared to a net income of $2.2 million from 2Q06 and a net loss of $26.1 million in 3Q05.

Shanghai, China – October 31, 2006. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2006. Sales increased 2.1% in the third quarter of 2006 to $368.9 million from $361.4 million in the second quarter. The Company reported an increase in capacity to 176,625 8-inch equivalent wafers per month and a utilization rate of 84.3% in the third quarter of 2006. Gross margins were 8.9% in the third quarter of 2006 compared to 13.6% in the second quarter of 2006. Net loss of $35.1 million in the third quarter of 2006, compared to a net loss of $26.1 million in the third quarter of 2005 and a net gain of $2.2 million in the second quarter of 2006.

The Company is subject to a pending lawsuit with Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”), related to the intangible assets, with a net book value of $99.5 million, the Company recorded for patents licensed from TSMC and TSMC’s covenant not to sue the Company regarding certain allegations of acts of trade secret misappropriation. Under SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether such assets have been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact on our financial positions and results of operations.

“In the third quarter, our first 90 nanometer logic product moved into mass production at our 300 millimeter facility in Beijing,” said Dr. Richard Chang, Chief Executive Officer of SMIC. “Elpida’s 512M-bit DDR2 DRAM using the 90 nanometer manufacturing process also moved into mass production. Our second 90 nanometer DRAM product for Qimonda will go into commercial production in the fourth quarter 2006. In the third quarter, 90 nanometer technology contributed 4.9% of total wafer revenues.

We are also pleased to announce that SMIC entered into a strategic agreement with Qualcomm. We will provide integrated circuit manufacturing services to Qualcomm using a specialized BiCMOS process technology at our Tianjin facility. This agreement will combine SMIC’s wafer fabrication capabilities and subcontractor infrastructure with Qualcomm’s leadership in 3G wireless technologies, with a focus on power management ICs.

We continue to see customers going through a period of inventory correction carrying over into the fourth quarter. This inventory situation is improving and depending on the holiday sell-through, it may continue to improve.

As we manage for the long-term, we will continue to march ahead towards the leading edge technology frontier. We will continue to invest significantly in research and development. Our development of the 65 nanometer technology is expected to bear fruit in the second half of 2007. We will expand our business in a financially disciplined manner with the clear goal of returning to profitability.”

Conference Call/Webcast Announcement

Date: October 31, 2006

Time: 8:00 a.m. Shanghai time

Dial-in numbers and pass code: U.S. 1-617-597-5342 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2006 third quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with a soft copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

SMIC (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35mm to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing, the first of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Capex Summary” and “Fourth Quarter 2006 Guidance” below, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on Form 20-F, as amended, filed with the SEC on June 2006, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You cautioned not to place undue reliance on these forward-looking statements, which speak only as of the stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of information, future events or otherwise.

Investor Contacts:

Peter Yu	Douglas Hsiung
+86-21-5080-2000 ext. 11319	+86-21-5080-2000 ext. 12804
peter_yu@smics.com	douglas_hsiung@smics.com
Mobile: +86-13918940553	Mobile: +86-13795272240

Summary of Third Quarter 2006 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	3Q06	2Q06	QoQ	3Q05	YoY
Sales	368,926	361,446	2.1%	309,959	19.0%
Cost of sales	336,160	312,229	7.7%	284,686	18.1%
Gross profit	32,766	49,217	-33.4%	25,273	29.6%
Operating expenses	46,190	56,141	-17.7%	46,219	-0.1%
Loss from operations	(13,424)	(6,924)	93.9%	(20,946)	-35.9%
Other income (expenses)	(20,947)	(9,491)	120.7%	(4,742)	341.7%
Income tax credit (expense)	3,048	18,892	-83.9%	(6)	–
Net income (loss) after income taxes	(31,323)	2,477	–	(25,694)	21.9%
Minority interest	(2,674)	767	–	439	–
Share of loss of affiliate company	(1,097)	(1,002)	9.5%	(860)	27.6%
Income (loss) attributable to holders of ordinary shares	(35,094)	2,242	–	(26,115)	34.4%
Gross margin	8.9%	13.6%		8.2%
Operating margin	-3.6%	-1.9%		-6.8%
Net income (loss) per ordinary share – basic(1)	($0.0019)	$0.0001		($0.0010)
Net income (loss) per ADS – basic	($0.0956)	$0.0061		($0.0718)
Net income (loss) per ordinary share – diluted(1)	($0.0019)	$0.0001		($0.0010)
Net income (loss) per ADS – diluted	($0.0956)	$0.0060		($0.0718)
Wafers shipped (in 8" wafers)(2)	413,985	388,498	6.6%	355,664	16.4%
Logic ASP(3)	$949	$979	-3.1%	$989	-4.0%
Blended ASP	$851	$888	-4.2%	$841	1.2%
Simplified ASP(4)	$891	$930	-4.2%	$871	2.3%
Capacity utilization	84.3%	93.5%		92.1%

Note:

(1)	Based on weighted average ordinary shares of 18,356 million in 3Q06, 18,303 million (basic) and 18,729 million (diluted) in 2Q06 and 18,180 million in 3Q05

(2)	Including copper interconnects

(3)	Excluding copper interconnects

(4)	Total sales/total wafers shipped

•	Sales increased to $368.9 million in 3Q06, up 2.1% QoQ from $361.4 million in 2Q06 and up 19.0% YoY from $310.0 million in 3Q05 primarily due to increased 8-inch equivalent wafer shipments of 413,985, up 6.6% QoQ from 388,498 in 2Q06.

•	Cost of sales increased to $336.2 million in 3Q06, up 7.7% QoQ from $312.2 million in 2Q06, primarily due to an increase in wafer shipments and an increase in depreciation.

•	Gross profit decreased to $32.8 million in 3Q06, down 33.4% QoQ from $49.2 million in 2Q06, and up 29.6% YoY from $25.3 million in 3Q05. The QoQ decrease was primarily due to general pricing weakness, decreased utilization, and increased depreciation.

•	Gross margins decreased to 8.9% in 3Q06 from 13.6% in 2Q06 primarily due to general pricing weakness, decreased utilization, and increased depreciation.

•	R&D expenses increased to $27.3 million in 3Q06, up 12.2% QoQ from $24.3 million in 2Q06, primarily due to 65nm R&D activities and a decrease in R&D subsidies.

•	G&A expenses including foreign exchange decreased to $4.2 million in 3Q06 from $16.8 million in 2Q06 primarily due to a foreign exchange gain of $2.3 million in 3Q06 relating to operating activities, a decrease in the provision for doubtful debts, a tax reversal, and a legal fee reversal.

•	Selling & marketing expenses decreased to $3.6 million in 3Q06, down 7.8% QoQ from $3.9 million in 2Q06, primarily due to a decrease in engineering material expenses associated with selling activities.

•	Amortization of acquired intangible assets of $11.0 million in 3Q06 representing amortization expenses associated with the acquired intangible assets.

•	Loss from operations increased to a loss of $13.4 million in 3Q06, up 93.9% QoQ from $6.9 million in 2Q06 and down from a loss of $20.9 million in 3Q05.

•	Other non-operating loss of $20.9 million in 3Q06 up 120.7% QoQ from a loss of $9.5 million in 2Q06, primarily due to a foreign exchange loss of $12.3M.

•	Interest expenses of $12.2 million in 3Q06, up 0.3% QoQ from $12.2 million in 2Q06.

•	Net foreign exchange loss of $10.1 million based on a foreign exchange gain of $2.3 million in G&A and a foreign exchange loss of $12.3 million relating to a non-operating activities resulting from financing or investment transactions classified as other income (expenses).

•	Net loss increased to $35.1 million, compared to a net income of $2.2 million in 2Q06 and a net loss of $26.1 million in 3Q05.

Analysis of Revenues

Sales Analysis

By Application	3Q06	2Q06	1Q06	4Q05	3Q05
Computer	33.0%	30.6%	36.0%	34.8%	33.7%
Communications	37.1%	46.2%	45.8%	43.8%	39.8%
Consumer	25.2%	18.6%	13.3%	16.6%	22.8%
Others	4.7%	4.6%	4.9%	4.8%	3.7%

By Device	3Q06	2Q06	1Q06	4Q05	3Q05
Logic (including copper interconnect)	65.4%	66.6%	62.8%	65.3%	65.5%
DRAM(1)	30.1%	28.8%	32.4%	31.3%	31.0%
Other (mask making & probing, etc.)	4.5%	4.6%	4.8%	3.4%	3.5%

By Customer Type	3Q06	2Q06	1Q06	4Q05	3Q05
Fabless semiconductor companies	36.9%	49.8%	41.8%	43.2%	43.2%
Integrated device manufacturers (IDM)	50.4%	41.9%	52.8%	51.7%	52.8%
System companies and others	12.7%	8.3%	5.4%	5.1%	4.0%

By Geography	3Q06	2Q06	1Q06	4Q05	3Q05
North America	38.6%	46.7%	43.5%	39.2%	42.9%
Asia Pacific (ex. Japan)	25.4%	20.9%	21.3%	28.2%	25.7%
Japan	7.5%	4.9%	3.3%	3.6%	4.5%
Europe	28.5%	27.5%	31.9%	29.0%	26.9%

Wafer Revenue Analysis By Technology (logic, DRAM & copper interconnect only)	3Q06	2Q06	1Q06	4Q05	3Q05
0.09μm	4.9%	0.9%	–	–	–
0.13μm	41.2%	46.6%	46.6%	42.9%	43.8%
0.15μm	7.2%	4.7%	8.7%	5.2%	2.7%
0.18μm	36.1%	38.0%	35.7%	42.3%	45.3%
0.25μm	2.6%	2.0%	1.6%	3.3%	3.1%
0.35μm	8.0%	7.8%	7.4%	6.3%	5.1%

By Logic Only(1)	3Q06	2Q06	1Q06	4Q05	3Q05
0.09μm	4.6%	0.2%	–	–	–
0.13μm(2)	11.1%	22.3%	13.3%	10.9%	14.7%
0.15μm	11.8%	7.2%	14.5%	8.6%	5.3%
0.18μm	55.3%	55.8%	57.7%	65.3%	67.4%
0.25μm	4.1%	2.5%	2.3%	4.8%	4.0%
0.35μm	13.1%	12.0%	12.2%	10.4%	8.6%

Note:

(1)	Excluding 0.13μm copper interconnects

(2)	Represents revenues generated from manufacturing full flow wafers

•	Percentage of sales from 0.09μm grew to 4.9% of total wafer revenues in 3Q06.

•	Percentage of sales generated from Asia Pacific (excluding Japan) and Japan customers in 3Q06 increased to 25.4% and 7.5%, respectively as compared to 20.9% and 4.9% in 2Q06, respectively.

Capacity

Fab/(Wafer Size)	3Q06(1)	2Q06(1)
Fab 1 (8")	43,109	43,000
Fab 2 (8")	49,000	49,034
Fab 4 (12")	41,850	35,438
Fab 7 (8")	20,000	17,216

Total monthly wafer fabrication capacity	153,959	144,688
Copper Interconnects:
Fab 3 (8")	22,666	22,563

Total monthly copper interconnect capacity	22,666	22,563

Note:

(1)	Wafers per month at the end of the period in 8" wafers

•	As of the end of 3Q06, monthly capacity increased to 176,625 8-inch equivalent wafers mainly due to the expansion at the Beijing (Fab 4) and Tianjin (Fab 7) sites.

Shipment and Utilization

8" equivalent wafers	3Q06	2Q06	1Q06	4Q05	3Q05
Wafer shipments including copperinterconnects	413,985	388,498	388,010	376,227	355,664
Utilization rate(1)	84.3%	93.5%	94.9%	93.0%	92.1%

Note:

(1)	Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased to 413,985 units of 8-inch equivalent wafers in 3Q06 up 6.6% QoQ from 388,498 units of 8-inch equivalent wafers in 2Q06, and up 16.4% YoY from 355,664 8-inch equivalent wafers in 3Q05.

•	Utilization rate decreased to 84.3%.

Blended and Simplified Average Selling Price (ASP) Trend	Logic Average Selling Price (ASP) Trend (excluding 0.13 m copper interconnects)
The blended and simplified ASP decreased to $851 and $891 in 3Q06 from $888 and $930 in 2Q06 respectively, mainly due to overall pricing weakness in the industry.	The logic ASP (excluding 0.13μm copper interconnects) decreased to $949 in 3Q06 from $ 979 in 2Q06, mainly due to the overall pricing weakness in the industry.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands

	3Q06	2Q06	QoQ	3Q05	YoY
Cost of sales	336,160	312,229	7.7%	284,686	18.1%
Depreciation	196,993	188,663	4.4%	167,919	17.3%
Other manufacturing costs	139,167	123,566	12.6%	116,767	19.2%
Gross Profit	32,766	49,217	-33.4%	25,273	29.6%
Gross Margin	8.9%	13.6%		8.2%

•	Cost of sales increased to $336.2 million in 3Q06, up 7.7% QoQ from $312.2 million in 2Q06, primarily due to an increase in wafer shipments and an increase in depreciation.

•	Gross profit decreased to $32.8 million in 3Q06, down 33.4% QoQ from $49.2 million in 2Q06 and up 29.6% YoY from $25.3 million in 3Q05. The QoQ decrease was primarily due to general pricing weakness, decreased utilization, and increased depreciation.

•	Gross margins decreased to 8.9% in 3Q06 from 13.6% in 2Q06, primarily due to general pricing weakness, decreased utilization, and increased depreciation.

Operating Expense Analysis

Amounts in US$ thousands

	3Q06	2Q06	QoQ	3Q05	YoY
Total operating expenses	46,190	56,141	-17.7%	46,219	-0.1%
Research and development	27,319	24,345	12.2%	20,355	34.2%
General and administrative	4,216	16,837	-75.0%	10,526	-59.9%
Selling and marketing	3,614	3,918	-7.8%	4,677	-22.8%
Amortization of intangible assets	11,041	11,041	–	10,661	3.6%

•	Total operating expenses were $46.2 million in 3Q06, a decrease of 17.7% QoQ from $56.1 million in 2Q06.

•	R&D expenses increased to $27.3 million in 3Q06, up 12.2% QoQ from $24.3 million in 2Q06, primarily due to 65nm R&D activities and a decrease in R&D subsidies.

•	G&A expenses including foreign exchange decreased to $4.2 million in 3Q06 from $16.8 million in 2Q06 primarily due to a foreign exchange gain of $2.3 million in 3Q06 relating to operating activities, a decrease in the provision for doubtful debts, a tax reversal and a legal fee reversal.

•	Selling & marketing expenses decreased to $3.6 million in 3Q06, down 7.8% QoQ from $3.9 million in 2Q06, primarily due to a decrease in engineering material expenses associated with selling activities.

•	Amortization of acquired intangible assets of $11.0 million in 3Q06 representing amortization expenses associated with the acquired intangible assets.

Other Income (Expenses)

Amounts in US$ thousands

	3Q06	2Q06	QoQ	3Q05	YoY
Other income (expenses)	(20,947)	(9,491)	120.7%	(5,602)	273.9%
Interest income	2,970	4,039	-26.5%	3,278	-9.4%
Interest expense	(12,247)	(12,214)	0.3%	(10,334)	18.5%
Other, net	(11,670)	(1,316)	786.8%	1,454	–

•	Other non-operating loss of $20.9 million in 3Q06 up 120.7% QoQ from a loss of $9.5 million in 2Q06, primarily due to a foreign exchange loss of $12.3 million.

•	Interest expenses of $12.2 million in 3Q06, up 0.3% QoQ from $12.2 million in 2Q06.

Liquidity

Amounts in US$ thousands

	3Q06	2Q06
Cash and cash equivalents	555,326	584,643
Short term investments	52,442	3,487
Accounts receivable	265,522	257,248
Inventory	243,957	217,592
Others	40,500	25,956
Total current assets	1,157,747	1,088,926

Accounts payable	353,325	429,813
Short-term borrowings	45,000	118,284
Current portion of long-term debt	47,160	47,160
Others	137,391	114,636
Total current liabilities	582,876	709,893

Cash Ratio	1.0x	0.8x
Quick Ratio	1.5x	1.2x
Current Ratio	2.0x	1.5x

Capital Structure

Amounts in US$ thousands

	3Q06	2Q06
Cash and cash equivalents	555,326	584,643
Short-term investment	52,442	3,487

Current portion of promissory note	29,493	29,242
Promissory note	91,314	90,537

Short-term borrowings	45,000	118,284
Current portion of long-term debt	47,160	47,160
Long-term debt	963,139	830,743
Total debt	1,055,299	996,187

Net cash	(568,338)	(527,836)

Shareholders’ equity	2,999,854	3,028,259

Total debt to equity ratio	35.2%	32.9%

Cash Flow Summary

Amounts in US$ thousands

	3Q06	2Q06
Net income (loss)	(35,094)	2,242
Depreciation & amortization	225,755	220,242
Amortization of acquired intangible assets	11,041	11,041

Net change in cash	(29,318)	99,523

Capex Summary

•	Capital expenditures for 3Q06 was $157.4M.
•	Total planned capital expenditures for 2006 will be approximately $1.0 billion.

Fourth Quarter 2006 Guidance

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” above.

•	Sales expected to increase slightly by 1% to 2% over 3Q06.

•	Gross margins expected to be in the 9% to 11% range.

•	Operating expense as a percentage of sales expected to be in the 12% to 15% range.

•	Non-operating interest expense expected to be in the $14 million to $17 million range.

•	Capital expenditures expected to be approximately $300 million to $320 million.

•	Depreciation and amortization expected to be approximately $255 million to $260 million.

Recent Highlights and Announcements

•	Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2006 [2006-09-21]

•	SMIC Denies Allegations and Files Cross-Complaint Against TSMC [2006-09-13]

•	SMIC and Magma Announce Availability of Integrated Advanced Reference Flow for SMIC 90-Nanometer Low-Power Process [2006-09-12]

•	SMIC Holds Technology Symposium 2006 in Shanghai [2006-09-08]

•	SMIC Participates in 4th Annual IC China Exhibition and Conference [2006-09-06]

•	CADENCE and SMIC Deliver 90-Nanometer Low-Power Solution for Energy-Efficient SOC [2006-09-06]

•	SMIC and VERISILICON Announced Release of A Standard Design Platform For SMIC’S 0.13μ Low Leakage Process [2006-09-06]

•	SMIC AND SYNOPSYS DELIVER REFERENCE DESIGN FLOW 3.0 FOR 90-NANOMETER DESIGNS [2006-09-05]

•	Matters in respect of settlement agreement with TSMC [2006-08-28]

•	Change of Address of Principal Place of Business in Hong Kong [2006-08-28]

•	SMIC Reports 2006 Second Quarter Results [2006-07-28]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

CONSOLIDATED BALANCE SHEET

(In US dollars)

	As of the end of
	September 30, 2006	June 30, 2006
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	555,325,635	584,643,407
Short term investments	52,441,975	3,486,997
Accounts receivable net of allowances of $ 4,068,373 and $4,360,447, respectively	265,522,541	257,248,338
Inventories	243,956,844	217,592,385
Prepaid expense and other current assets	25,624,762	20,171,994
Assets held for sale	14,875,528	5,782,422

Total current assets	1,157,747,285	1,088,925,543

Land use rights, net	38,180,494	39,975,613
Plant and equipment, net	3,295,734,677	3,378,265,128
Acquired intangible assets, net	172,279,451	183,230,540
Equity investment	14,663,371	15,760,166
Other long-term prepayments	4,568,174	4,957,320
Deferred tax assets	22,014,394	18,892,396

TOTAL ASSETS	4,705,187,846	4,730,006,706

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	353,325,028	429,813,127
Accrued expenses and other current liabilities	107,858,006	85,373,210
Short term borrowings	45,000,000	118,283,829
Current portion of promissory note	29,492,873	29,242,001
Current portion of long term debt	47,160,000	47,160,000
Income tax payable	39,875	20,548

Total current liabilities	582,875,782	709,892,715

Long-term liabilities:
Promissory note	91,314,355	90,537,615
Long-term debt	963,138,943	830,742,999
Long-term payables relating to license agreements	21,597,408	23,507,429
Other long-term payable	6,666,667	10,000,000

Total long-term liabilities	1,082,717,373	954,788,043

Total liabilities	1,665,593,155	1,664,680,758

Minority interest	39,741,186	37,066,848
Stockholders’ equity:
Ordinary shares, $ 0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 18,402,634,216 and 18,342,734,332 respectively	7,361,054	7,337,094
Warrants	32,387	32,387
Additional paid-in capital	3,281,801,407	3,275,146,135
Accumulated other comprehensive income (loss)	173,321	163,674

Accumulated deficit	(289,514,664)	(254,420,190)
Total stockholders’ equity	2,999,853,505	3,028,259,100

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	4,705,187,846	4,730,006,706

CONSOLIDATED STATEMENT OF OPERATIONS

(In US dollars)

	For the three months ended
	September 30, 2006	June 30, 2006
	(unaudited)	(unaudited)
Sales	368,926,309	361,445,898
Cost of sales	336,160,028	312,229,121

Gross profit	32,766,281	49,216,777

Operating expenses:
Research and development	27,319,652	24,344,979
General and administrative	4,215,807	16,837,020
Selling and marketing	3,613,868	3,918,343
Amortization of acquired intangible assets	11,041,090	11,041,090

Total operating expenses	46,190,417	56,141,432

Loss from operations	(13,424,136)	(6,924,655)
Other income (expenses):
Interest income	2,970,318	4,039,328
Interest expense	(12,247,344)	(12,214,076)
Other income (expenses), net	(11,669,620)	(1,316,005)

Total other income (expenses), net	(20,946,646)	(9,490,753)

Net loss before income taxes	(34,370,782)	(16,415,408)

Income tax credit (expense)	3,047,443	18,891,787
Minority interest	(2,674,339)	767,652
Loss from equity investment	(1,096,796)	(1,002,169)

Net income (loss) attributable to holders of ordinary shares	(35,094,474)	2,241,862

Net income (loss) per share, basic	(0.0019)	0.0001
Net Income (loss) per ADS, basic(1)	(0.0956)	0.0061
Net income (loss) per share, diluted	(0.0019)	0.0001
Net income (loss) per ADS, diluted(1)	(0.0956)	0.0060
Ordinary shares used in calculating basic income (loss) per ordinary share (in millions)	18,356	18,303

Ordinary shares used in calculating diluted income (loss) per ordinary share (in millions)	18,356	18,729

* Share-based compensation related to each account balance as follows:
Cost of sales	2,840,286	3,014,596
Research and development	1,179,175	1,254,569
Selling and marketing	1,190,467	1,227,469
General and administrative	493,529	509,831

(1)	1 ADS equals 50 ordinary shares

CONSOLIDATED STATEMENT OF CASH FLOWS

(In US dollars)

	For the three months ended
	September 30, 2006 (unaudited)	June 30, 2006 (unaudited)
Operating activities
Net income (loss)	(35,094,474)	2,241,862

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Minority interest	2,674,339	(767,652)
Loss on disposal of plant and equipment	(872,422)	(516,812)
Depreciation and amortization	225,754,616	220,242,447
Amortization of acquired intangible assets	11,041,090	11,041,089
Amortization of deferred stock compensation	5,703,457	6,006,465
Amortization of loan initiation fee	179,846	59,949
Non cash interest expense on promissory notes	1,368,710	1,503,505
Loss on long-term investment	1,096,795	1,002,169
Changes in operating assets and liabilities	–	–
Accounts receivable	(8,274,203)	(16,227,946)
Inventories	(26,364,459)	(21,007,826)
Prepaid expenses and other current assets	(5,243,468)	(316,206)
Accounts payable	7,039,215	(13,274,229)
Accrued expenses and other current liabilities	24,167,325	(11,319,565)
Other long term liabilities	(3,333,333)	10,000,000
Income tax payable	19,327	(73,086)
Deferred tax assets	(3,121,998)	(18,892,396)

Net cash provided by operating activities	196,740,363	169,701,768

Investing activities:
Purchases of plant and equipment	(241,450,500)	(164,934,281)
Purchases of acquired intangible assets	(3,553,501)	(253,074)
Sale of short-term investments	25,384,332	30,704
Purchase of short-term investments	(74,329,245)	–
Proceeds from disposal of plant and equipment	2,327,095	17,479
Proceeds received from Living Quarter sales	5,476,213	5,631,255

Net cash used in investing activities	(286,145,606)	(159,507,917)

Financing activities:
Proceeds from short term borrowings	75,717,105	83,161,736
Proceeds from long-term debt	132,395,944	592,960,001
Repayment of long-term debt	–	(392,642,286)
Repayment of promissory notes	–	(15 000 000)
Repayment of short-term borrowings	(149,000,934)	(176,485,809)
Payment of loan initiation fee	–	(3,596,938)
Proceeds from exercise of employee stock options	990,365	883,777
Repurchase of restricted ordinary shares	(14,589)	–

Net cash provided by financing activities	60,087,891	89,280,481

Effect of exchange rate changes	(420)	48,510

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(29,317,772)	99,522,842
CASH AND CASH EQUIVALENTS – beginning of period	584,643,407	485,120,565

CASH AND CASH EQUIVALENTS – end of period	555,325,635	584,643,407

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Fang Yao as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

October 31, 2006

*	For identification only